Exhibit 99.3

Gewone algemene vergadering van 25 april 2017 Annual shareholders’ meeting of 25 April 2017

Volmacht (enkel te gebruiken door aandeelhouders)	Proxy (to be used by shareholders only)

hierin optredend als lastgever,

eigenaar van het volgende aantal aandelen in Galapagos NV (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de “Vennootschap”):

herein acting as grantor of a proxy,

owner of the following number of shares in Galapagos NV (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”):

stelt hiermee aan tot zijn/haar volmachtdrager:	herewith appoints as his/her proxy holder:

hierna de “volmachtdrager”,	hereinafter the “proxy holder”,

aan wie hij/zij volmacht geeft tot bijwoning van en om stemrechten uit te oefenen tijdens de gewone algemene vergadering van de Vennootschap die zal plaatsvinden op dinsdag 25 april 2017 om 14 uur op de zetel van de Vennootschap, alsmede elke andere aandeelhoudersvergadering met dezelfde agenda die daarna zou worden bijeengeroepen als gevolg van uitstel of verdaging, met als bedoeling de hierna uiteengezette agenda in overweging te nemen en om, voor dit doel, deel te nemen aan alle activiteiten, te stemmen of zich te onthouden, notulen en andere stukken te ondertekenen, woonplaats te kiezen, subdelegatie te geven, en meer in het algemeen te doen wat nuttig of noodzakelijk wordt geacht door de volmachtdrager.	to whom he/she gives power of attorney to attend and exercise voting rights at the annual shareholders’ meeting of the Company to be held on Tuesday 25 April 2017 at 2:00 p.m. CET at the registered office of the Company, as well as at any other shareholders’ meeting with the same agenda that may be convened subsequently as a result of delay or adjournment, for the purpose of considering the agenda set forth below, and for this purpose, to take part in all proceedings, to vote or abstain, to sign any minutes and other items, to elect domicile, to sub-delegate authority, and more generally to do anything the proxy holder deems useful or necessary.

Indien overeenkomstig artikel 533ter van het Wetboek van vennootschappen nieuw te behandelen onderwerpen op de agenda zijn opgenomen nadat onderhavige volmacht ter kennis van de Vennootschap is gebracht, zal de volmachtdrager ook voor deze nieuwe agendapunten kunnen stemmen voor zover de volmachtdrager daarbij geen ander belang dan het belang van ondergetekende aandeelhouder nastreeft.	If pursuant to article 533ter of the Belgian Companies Code new items to be dealt with are included in the agenda after the present proxy form has been submitted to the Company, the proxy holder shall be entitled to vote for such new agenda items insofar as the proxy holder, by doing so, does not pursue another interest than the interest of the undersigned shareholder.
Agenda
Gewoon gedeelte	Ordinary part

1. Kennisname en bespreking van het jaarverslag van de raad van bestuur betreffende de statutaire en geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2016, en van het	1. Communication and discussion of the annual report of the board of directors relating to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2016, and of the

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verslag van de commissaris over de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2016.	report of the statutory auditor relating to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2016.

2. Kennisname en goedkeuring van de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2016 en goedkeuring van de door de raad van bestuur voorgestelde bestemming van het jaarresultaat.	2. Communication and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2016 and approval of the allocation of the annual result as proposed by the board of directors.

Voorstel van besluit: De algemene vergadering besluit om de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2016 goed te keuren, alsook de door de raad van bestuur voorgestelde bestemming van het resultaat.	Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2016, as well as the allocation of the annual result as proposed by the board of directors.

3. Kennisname en bespreking van het verslag van de commissaris betreffende de geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2016.	3. Communication and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2016.

4. Kennisname en bespreking van de geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2016.	4. Communication and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2016.

5. Kennisname en goedkeuring van het remuneratieverslag.	5. Communication and approval of the remuneration report.

Voorstel van besluit: De algemene vergadering besluit om het remuneratieverslag goed te keuren.	Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report.

6. Kwijting aan de bestuurders en de commissaris voor de uitoefening van hun mandaat uitgevoerd tijdens het boekjaar geëindigd op 31 december 2016.	6. Release from liability to be granted to the directors and the statutory auditor for the performance of their duties in the course of the financial year ended 31 December 2016.

Voorstel van besluit: De algemene vergadering besluit, bij afzonderlijke stemming, om kwijting te geven aan elke bestuurder en aan de commissaris voor alle aansprakelijkheid voortvloeiend uit de uitoefening van hun mandaat gedurende het afgelopen boekjaar.	Proposed resolution: The shareholders’ meeting resolves, by separate vote, to release each director and the statutory auditor from any liability arising from the performance of their duties during the last financial year.

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7. Bekrachtiging van de bezoldiging van de commissaris voor het boekjaar geëindigd op 31 december 2016.	7. Ratification of the statutory auditor’s remuneration for the financial year ended on 31 December 2016.

Voorstel van besluit: Op aanbeveling van het auditcomité van de Vennootschap, besluit de algemene vergadering om de bezoldiging van de commissaris voor het boekjaar geëindigd op 31 december 2016 ten bedrage van 515.000 euro te bekrachtigen, wat een stijging inhoudt ten opzichte van de bezoldiging goedgekeurd door de algemene vergadering van 28 april 2015, welke stijging het gevolg is van het feit dat de omvang van de controlediensten geleverd door de commissaris is toegenomen om ook een geïntegreerde controle van de groep te omvatten teneinde te voldoen aan de vereisten van de Amerikaanse Sarbanes-Oxley Act.	Proposed resolution: Upon recommendation of the Company’s audit committee, the shareholders’ meeting resolves to ratify the statutory auditor’s remuneration for the financial year ended on 31 December 2016, which amounted to €515,000, and represents an increase compared to the remuneration approved by the shareholders’ meeting of 28 April 2015 resulting from the fact that the scope of the audit activities performed by the statutory auditor was broadened to include an integrated audit at the group in order to comply with the requirements of the U.S. Sarbanes-Oxley Act.

8. Herbenoeming van de commissaris en vaststelling van de bezoldiging van de commissaris.	8. Re-appointment of statutory auditor and determination of statutory auditor’s remuneration.

Voorstel van besluit: Op aanbeveling van het auditcomité en in lijn met de voorkeur van het auditcomité, besluit de algemene vergadering om: (i) Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA, Gateway Building, Luchthaven Nationaal, 1J, 1930 Zaventem, België, vertegenwoordigd door de heer Gert Vanhees, te herbenoemen als commissaris van de Vennootschap voor een periode van drie jaar die een einde neemt onmiddellijk na de algemene vergadering te houden in 2020 en (ii) de jaarlijkse bezoldiging van de commissaris vast te stellen op 350.000 euro voor de controle van de statutaire jaarrekening en de geconsolideerde jaarrekening van de groep. Dit bedrag is exclusief BTW en onkosten en wordt vanaf 2018 jaarlijks geïndexeerd.	Proposed resolution: Upon recommendation of the Company’s audit committee, and in line with the audit committee’s preference, the shareholders’ meeting resolves: (i) to re-appoint Deloitte Bedrijfsrevisoren BV o.v.v.e. CVBA, Gateway Building, Luchthaven Nationaal, 1J, 1930 Zaventem, Belgium, represented by Mr. Gert Vanhees, as statutory auditor of the Company, for a period of three years ending immediately after the annual shareholders’ meeting to be held in 2020, and (ii) to determine the annual remuneration of the statutory auditor at €350,000 for the audit of the statutory and the consolidated accounts of the group. This amount is exclusive of expenses and VAT, and is subject to an annual indexation as from 2018.

9. Herbenoeming van bestuurders.	9. Re-appointment of directors.

Voorstel van besluit:

(i) De algemene vergadering besluit om de heer Onno van de Stolpe (woonachtig te Leiden, Nederland) te herbenoemen als bestuurder van de Vennootschap voor een periode van vier jaar die een einde neemt onmiddellijk na de algemene vergadering te houden in 2021.

Proposed resolution:

(i) The shareholders’ meeting resolves to re-appoint Mr. Onno van de Stolpe (residing in Leiden, The Netherlands) as director of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2021.

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(ii) De algemene vergadering besluit om Dr. Raj Parekh (woonachtig te Bicester, Verenigd Koninkrijk) te herbenoemen als bestuurder van de Vennootschap voor een periode van vier jaar die een einde neemt onmiddellijk na de algemene vergadering te houden in 2021.	(ii) The shareholders’ meeting resolves to re-appoint Dr. Raj Parekh (residing in Bicester, United Kingdom) as director of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2021.

(iii) De algemene vergadering besluit om mevrouw Katrine Bosley (woonachtig te Cambridge, Massachusetts, Verenigde Staten van Amerika) te herbenoemen als bestuurder van de Vennootschap voor een periode van vier jaar die een einde neemt onmiddellijk na de algemene vergadering te houden in 2021 en, op voorstel van de raad van bestuur en in overeenstemming met het advies van het benoemings- en remuneratiecomité van de Vennootschap, om mevrouw Bosley te benoemen als onafhankelijke bestuurder omdat zij beantwoordt aan de onafhankelijkheidscriteria van artikel 526ter van het Wetboek van vennootschappen.	(iii) The shareholders’ meeting resolves to re-appoint Ms. Katrine Bosley (residing in Cambridge, Massachusetts, United States of America) as director of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2021 and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Ms. Bosley as an independent director as she meets the independence criteria of article 526ter of the Belgian Companies Code.

10. Bezoldiging van bestuurders.	10. Remuneration of directors.

Voorstel van besluit: Op aanbeveling van het benoemings- en remuneratiecomité van de Vennootschap, besluit de algemene vergadering: (a) om de bezoldiging (exclusief onkosten) van de niet-uitvoerende bestuurders voor de uitoefening van hun mandaat gedurende het boekjaar dat eindigt op 31 december 2017 als volgt vast te stellen: (i) voorzitter van de raad van bestuur: 80.000 euro; (ii) andere niet-uitvoerende bestuurders: elkeen 40.000 euro; (iii) jaarlijkse bijkomende bezoldiging voor lidmaatschap van een comité binnen de raad van bestuur: 5.000 euro; (iv) jaarlijkse bijkomende bezoldiging voor het voorzitterschap van een comité binnen de raad van bestuur: 10.000 euro; en (b) om volmacht te geven aan de raad van bestuur om het totale remuneratiepakket van de gedelegeerd bestuurder (CEO) vast te stellen voor zijn managementfunctie in de Vennootschap, met dien verstande dat deze remuneratie een vergoeding zal omvatten voor de uitoefening van zijn mandaat als bestuurder van de Vennootschap.	Proposed resolution: Upon recommendation of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves that (a) the compensation (excluding expenses) of the non-executive directors for the exercise of their mandate during the financial year ending 31 December 2017 is established as follows: (i) chairman of the board: €80,000; (ii) other non-executive board members: €40,000 each; (iii) annual additional compensation for membership of a board committee: €5,000; (iv) annual additional compensation for the chairmanship of a board committee: €10,000; and (b) power of attorney is granted to the board of directors to determine the total remuneration package of the managing director (CEO) for his management function in the Company, it being understood that this remuneration shall include a compensation for the performance of his mandate as a director of the Company.

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11. Aanbod van warrants.	11. Offer of warrants.

Voorstel van besluit: Op aanbeveling van het benoemings- en remuneratiecomité van de Vennootschap, besluit de algemene vergadering (i) om 100.000 warrants aan te bieden aan Dhr. Onno van de Stolpe, 15.000 warrants aan Dr. Raj Parekh, en 7.500 warrants aan elkeen van Dr. Werner Cautreels, Dr. Harrold van Barlingen, Dhr. Howard Rowe, Mw. Katrine Bosley, Dr. Christine Mummery en Dr. Mary Kerr, onder warrantplannen te creëren door de raad van bestuur ten gunste van de bestuurders, werknemers en zelfstandige consulenten van Galapagos en haar dochtervennootschappen in het kader van het toegestaan kapitaal (samen “Warrantplan 2017”), waarvan de voornaamste voorwaarden in lijn zullen zijn met de voorgaande warrantplannen van de Vennootschap, (ii) om volmacht te geven aan de gedelegeerd bestuurder, alsmede aan elke andere bestuurder voor wat betreft het aanbod aan de gedelegeerd bestuurder zelf, om dit aanbod te implementeren, en (iii) om, voor zover als nodig, het aanbod goed te keuren van warrants aan leden van het directiecomité van Galapagos onder Warrantplan 2017 overeenkomstig het remuneratiebeleid en de remuneratiepraktijken van Galapagos. Overeenkomstig artikelen 520ter en 556 van het Wetboek van vennootschappen, keurt de algemene vergadering uitdrukkelijk de bijzondere bepalingen van het Warrantplan 2017 goed waarbij, in uitzonderlijke omstandigheden (waaronder in geval van wijziging in de controle van de Vennootschap), de warrants die worden aangeboden onder Warrantplan 2017 (in de mate waarin deze ook worden aanvaard) vervroegd kunnen worden uitgeoefend, zelfs vóór de derde verjaardag van de toekenning ervan.	Proposed resolution: Upon recommendation of the Company’s nomination and remuneration committee, the shareholders’ meeting (i) resolves to offer 100,000 warrants to Mr. Onno van de Stolpe, 15,000 warrants to Dr. Raj Parekh, and 7,500 warrants to each of Dr. Werner Cautreels, Dr. Harrold van Barlingen, Mr. Howard Rowe, Ms. Katrine Bosley, Dr. Christine Mummery and Dr. Mary Kerr, under warrant plans to be created by the board of directors for the benefit of directors, employees and independent consultants of Galapagos and its affiliates within the framework of the authorized capital (jointly “Warrant Plan 2017”), the key conditions of which will be in line with previous warrant plans of the Company, (ii) empowers the managing director, as well as any other director as regards the offer to the managing director, to implement this offer, and (iii) to the extent required, approves the offer of warrants to members of Galapagos’ executive committee under Warrant Plan 2017 in accordance with Galapagos’ remuneration policy and practices. In accordance with articles 520ter and 556 of the Belgian Companies Code, the shareholders’ meeting expressly approves the particular provisions of Warrant Plan 2017 pursuant to which, in exceptional circumstances (including in the event of a change in control of the Company), the warrants offered (to the extent accepted) under Warrant Plan 2017 can be exercised early, even before the third anniversary of their award.

De besluiten van deze algemene vergadering met betrekking tot de uitgifte van warrants kunnen slechts worden uitgevoerd indien de Autoriteit voor Financiële Diensten en Markten (FSMA) aan de Vennootschap heeft meegedeeld geen bezwaar te moeten maken tegen de in dit agendapunt opgenomen uitgifte van warrants.	The resolutions of this shareholders’ meeting relating to the issuance of warrants can only be implemented if the Belgian Financial Services and Markets Authority (FSMA) has communicated to the Company that it has no objections to make against the issuance of warrants as set forth in this agenda item.

Bijzonder gedeelte	Special part

12. Toepassing van artikel 556 van het Wetboek van vennootschappen.	12. Application of article 556 of the Belgian Companies Code.

Voorstel van besluit: De algemene vergadering besluit overeenkomstig artikel 556 van het Wetboek van vennootschappen om alle bepalingen die rechten toekennen aan derden die een invloed hebben op het vermogen van de Vennootschap, dan wel een schuld of een verplichting ten laste van de Vennootschap doen ontstaan, waarbij de uitoefening van deze rechten afhankelijk is van het uitbrengen van een openbaar overnamebod op de aandelen van de Vennootschap of van een verandering van de controle die op haar wordt uitgeoefend, goed te keuren, en voor zover als nodig, te bekrachtigen, zoals deze bepalingen zijn opgenomen in de Amended and Restated Collaboration Agreement tussen Galapagos NV en AbbVie S.à.r.l. van 28 april 2016 (de “Collaboration Agreement”) met inbegrip van, maar niet beperkt tot, artikel 13.2.2 (Change in Control of Galapagos) van de Collaboration Agreement, waardoor de	Proposed resolution: In accordance with article 556 of the Belgian Companies Code, the shareholders’ meeting resolves to approve, and to the extent required, ratify all of the provisions granting rights to third parties which could affect the assets of the Company, or could impose an obligation on the Company, where the exercise of those rights is dependent on a public takeover bid on the shares of the Company or a change of control in respect of the Company, as included in the Amended and Restated Collaboration Agreement between Galapagos NV and AbbVie S.à.r.l. dated 28 April 2016 (the “Collaboration Agreement”) including, but not limited to, clause 13.2.2 (Change in Control of Galapagos) of the Collaboration Agreement, entitling the counterparty, in the event of a change in control of the Company, to disband the joint committees and assume their tasks, to oblige the Company to take appropriate measures

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Gewone algemene vergadering van 25 april 2017 Annual shareholders’ meeting of 25 April 2017

tegenpartij, in geval van een controlewijziging van de Vennootschap, het recht heeft om de gezamenlijke comités te ontbinden en hun taken over te nemen, de Vennootschap te verplichten om gepaste maatregelen te treffen om de bekendmaking van vertrouwelijke informatie te voorkomen en de co-promotierechten van de Vennootschap te beëindigen, ofwel, afhankelijk van het stadium waarin de controlewijziging plaatsvindt, om de Collaboration Agreement te beëindigen. De algemene vergadering geeft een bijzondere volmacht aan elke bestuurder van de Vennootschap, alsook aan Dhr. Xavier Maes, Mw. Ellen Lefever en Mw. Astrid Van de Maele, elk individueel handelend en met het recht van de indeplaatsstelling, om dit besluit neer te leggen ter griffie van de Rechtbank van Koophandel van Antwerpen, afdeling Mechelen, overeenkomstig artikel 556 van het Wetboek van vennootschappen.	to avoid the disclosure of confidential information, to terminate the Company’s co-promotion rights or, depending on the stage in which the change of control occurs, to terminate the Collaboration Agreement. The shareholders’ meeting grants a special power of attorney to each director of the Company, as well as to Mr. Xavier Maes, Ms. Ellen Lefever and Ms. Astrid Van de Maele, each acting individually and with the power of substitution, to file this resolution with the clerk’s office of the Commercial Court of Antwerp, division of Mechelen, in accordance with article 556 of the Belgian Companies Code.

13. Varia.	13 Miscellaneous

Ondergetekende is er uitdrukkelijk mee akkoord dat:	The undersigned expressly agrees that:

(i) bij afwezigheid van steminstructies voor enig agendapunt of in het geval dat er, om welke reden dan ook, enige onduidelijkheid zou ontstaan betreffende de steminstructies, de volmachtdrager altijd “voor” het voorstel tot besluit zal stemmen voor deze punten waarvoor geen of een onduidelijke steminstructie is gegeven en dat dit een specifieke steminstructie geacht zal zijn in de zin van artikel 547bis §4 2° van het Wetboek van vennootschappen;	(i) in the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will always vote “in favor” of the proposal for such items for which no or an unclear voting instruction is given and that this will be deemed to be a specific voting instruction in the sense of article 547bis §4 2° of the Belgian Companies Code;

(ii) in geval de naam van de volmachtdrager niet is ingevuld, de volmacht geacht zal worden gegeven te zijn aan de General Counsel van Galapagos NV, die een werknemer is van Galapagos NV maar geen lid van haar raad van bestuur of haar directiecomité.	(ii) in the event the name of the proxy holder is not completed, the proxy will be deemed to be given to the General Counsel of Galapagos NV, who is an employee of Galapagos NV but not a member of its board of directors or of its executive committee.

Onderhavige volmacht geldt tevens als aanmelding in de zin van artikel 536 van het Wetboek van vennootschappen.	The present proxy shall also serve as notification within the meaning of article 536 of the Belgian Companies Code.

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Gewone algemene vergadering van 25 april 2017 Annual shareholders’ meeting of 25 April 2017

Het ondertekende volmachtformulier dient uiterlijk op 19 april 2017 toe te komen op de zetel van Galapagos NV. Het dient te worden bezorgd per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).

Aandeelhouders die zich wensen te laten vertegenwoordigen moeten tevens aan de toelatingsvoorwaarden voldoen zoals beschreven in de oproeping tot de gewone algemene vergadering.

The signed proxy form must be received at the latest on 19 April 2017 at the registered office of Galapagos NV. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Shareholders who wish to be represented by proxy must also comply with the admission conditions as described in the convening notice to the annual shareholders’ meeting.

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Buitengewone algemene vergadering van 25 april 2017 Extraordinary shareholders’ meeting of 25 April 2017

Volmacht (enkel te gebruiken door aandeelhouders)	Proxy (to be used by shareholders only)

hierin optredend als lastgever,

eigenaar van het volgende aantal aandelen in Galapagos NV (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de “Vennootschap”):

herein acting as grantor of a proxy,

owner of the following number of shares in Galapagos NV (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”):

stelt hiermee aan tot zijn/haar volmachtdrager:	herewith appoints as his/her proxy holder:

hierna de “volmachtdrager”,	hereinafter the “proxy holder”,

aan wie hij/zij volmacht geeft tot bijwoning van en om stemrechten uit te oefenen tijdens de buitengewone algemene vergadering van de Vennootschap die zal plaatsvinden op dinsdag 25 april 2017, onmiddellijk na de gewone algemene vergadering van 25 april 2017 om 14 uur, op de zetel van de Vennootschap, alsmede elke andere aandeelhoudersvergadering met dezelfde agenda die daarna zou worden bijeengeroepen als gevolg van uitstel of verdaging, met als bedoeling de hierna uiteengezette agenda in overweging te nemen en om, voor dit doel, deel te nemen aan alle activiteiten, te stemmen of zich te onthouden, notulen en andere stukken te ondertekenen, woonplaats te kiezen, subdelegatie te geven, en meer in het algemeen te doen wat nuttig of noodzakelijk wordt geacht door de volmachtdrager.	to whom he/she gives power of attorney to attend and exercise voting rights at the extraordinary shareholders’ meeting of the Company to be held on Tuesday 25 April 2017, immediately after the annual shareholders’ meeting to be held on 25 April 2017 at 2:00 p.m. (CET), at the registered office of the Company, as well as at any other shareholders’ meeting with the same agenda that may be convened subsequently as a result of delay or adjournment, for the purpose of considering the agenda set forth below, and for this purpose, to take part in all proceedings, to vote or abstain, to sign any minutes and other items, to elect domicile, to sub-delegate authority, and more generally to do anything the proxy holder deems useful or necessary.

Indien overeenkomstig artikel 533ter van het Wetboek van vennootschappen nieuw te behandelen onderwerpen op de agenda zijn opgenomen nadat onderhavige volmacht ter kennis van de Vennootschap is gebracht, zal de volmachtdrager ook voor deze nieuwe agendapunten kunnen stemmen voor zover de volmachtdrager daarbij geen ander belang dan het belang van ondergetekende aandeelhouder nastreeft.	If pursuant to article 533ter of the Belgian Companies Code new items to be dealt with are included in the agenda after the present proxy form has been submitted to the Company, the proxy holder shall be entitled to vote for such new agenda items insofar the proxy holder, by doing so, does not pursue another interest than the interest of the undersigned shareholder.
Agenda
1. Kennisname en bespreking van het bijzonder verslag van de raad van bestuur, opgemaakt overeenkomstig artikel 604 van het Wetboek van vennootschappen, in verband met de hernieuwing van zijn machtiging met betrekking tot, en het verhogen van, het toegestaan kapitaal.	1. Consideration and discussion of the special report of the board of directors in accordance with article 604 of the Belgian Companies Code relating to the renewal of its authorization with respect to, and the increase of, the authorized capital.

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Buitengewone algemene vergadering van 25 april 2017 Extraordinary shareholders’ meeting of 25 April 2017

2. Machtiging aan de raad van bestuur om het maatschappelijk kapitaal in het kader van het toegestaan kapitaal te verhogen met maximaal 20% van het maatschappelijk kapitaal.	2. Authorization to the board of directors to increase the share capital within the framework of the authorized capital by up to 20% of the share capital.

Voorstel van besluit: De algemene vergadering besluit om de tijdelijke statutaire bepalingen in hun geheel te schrappen uit de statuten van de Vennootschap en te vervangen door de volgende tekst:	Proposed resolution: The shareholders’ meeting resolves to delete the temporary provisions of the articles of association of the Company entirely and to replace them with the following text:

“Toegestaan kapitaal	“Authorized capital

Aan de raad van bestuur werd de machtiging verleend om in overeenstemming met artikelen 603 tot 608 van het Wetboek van vennootschappen, in één of meerdere malen, het maatschappelijk kapitaal van de Vennootschap te verhogen in de hierna bepaalde mate. Deze machtiging geldt voor een periode van vijf jaar te rekenen vanaf de datum van bekendmaking van deze machtiging in de Bijlagen tot het Belgisch Staatsblad.	The board of directors has been granted the authority to increase the share capital of the Company, in accordance with articles 603 to 608 of the Companies Code, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Onverminderd strengere wettelijke bepalingen kan de raad van bestuur het maatschappelijk kapitaal van de Vennootschap in één of meerdere malen verhogen met een bedrag van maximaal [●] ([●] EUR), zijnde twintig procent (20%) van het maatschappelijk kapitaal op het ogenblik van de oproeping tot de aandeelhoudersvergadering die deze machtiging heeft verleend. Overeenkomstig artikel 607 van het Wetboek van vennootschappen, kan de raad van bestuur deze machtiging niet gebruiken nadat de Autoriteit voor Financiële Diensten en Markten (FSMA) de Vennootschap kennis heeft gegeven van een openbaar overnamebod op de aandelen van de Vennootschap.	Without prejudice to more restrictive rules set forth by law, the board of directors can increase the share capital of the Company in one or several times with an amount of up to €[●], i.e. 20% of the share capital at the time of the convening of the shareholders’ meeting granting this authorization. In accordance with article 607 of the Companies Code, the board of directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the Company’s shares.

De kapitaalverhogingen in het kader van het toegestaan kapitaal kunnen worden gerealiseerd door de uitgifte van aandelen (met of zonder stemrecht en desgevallend in het kader van warrantplannen voor werknemers, bestuurders en zelfstandige consulenten van de Vennootschap en haar dochtervennootschappen), van converteerbare obligaties en/of warrants uitoefenbaar door inbreng in speciën of in natura, met of zonder uitgiftepremie, en ook door de omzetting van reserves, met inbegrip van uitgiftepremies. Bovenvermelde warrantplannen mogen voorzien dat, in uitzonderlijke gevallen (onder meer in geval van wijziging in de controle van de Vennootschap of overlijden), warrants kunnen worden uitgeoefend vóór de derde verjaardag van de toekenning ervan, zelfs indien de begunstigden van deze warrants personen zijn waarnaar wordt verwezen in artikel 520ter, 524bis of 525 van het Wetboek van vennootschappen.	The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (with or without voting rights, and as the case may be in the context of a warrant plan for the Company’s or its subsidiaries’ personnel, directors and/or independent consultants), convertible bonds and/or warrants exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, including issuance premiums. Aforementioned warrant plans can provide that, in exceptional circumstances (among others in the event of a change in control of the Company or decease), warrants can be exercised before the third anniversary of their award, even if the beneficiary of such warrants is a person referred to in article 520ter, 524bis or 525 of the Belgian Companies Code.

De raad van bestuur kan bij de verhoging van het maatschappelijk kapitaal binnen de grenzen van het toegestaan kapitaal, in het belang van de Vennootschap, de voorkeurrechten van de aandeelhouders beperken of opheffen, zelfs indien deze beperking of opheffing gedaan wordt ten gunste van een of meerdere bepaalde personen andere dan de werknemers van de Vennootschap of haar dochtervennootschappen.	When increasing the share capital within the limits of the authorized capital, the board of directors may, in the Company’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the Company or its subsidiaries.

De raad van bestuur kan een uitgiftepremie vragen bij de uitgifte van nieuwe aandelen in het kader van het toegestaan kapitaal. Indien de raad van bestuur hiertoe beslist, dient deze uitgiftepremie op een onbeschikbare reserverekening te worden geboekt die slechts kan worden verminderd of overgeboekt door een besluit van de aandeelhoudersvergadering genomen op de wijze die vereist is voor de wijziging van statuten.	The board of directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the board of directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

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Buitengewone algemene vergadering van 25 april 2017 Extraordinary shareholders’ meeting of 25 April 2017

De raad van bestuur is gemachtigd om de statuten van de Vennootschap in overeenstemming te brengen met de kapitaalverhogingen waartoe binnen het kader van het toegestaan kapitaal werd beslist, of om een notaris hiertoe opdracht te geven.”	The board of directors is authorized to bring the Company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

3. Machtiging aan de raad van bestuur om het maatschappelijk kapitaal in het kader van het toegestaan kapitaal te verhogen met maximaal 33% van het maatschappelijk kapitaal in specifieke situaties.	3. Authorization to the board of directors to increase the share capital within the framework of the authorized capital by up to 33% of the share capital, in specific circumstances.

Voorstel van besluit: De algemene vergadering besluit om een nieuwe bepaling toe te voegen aan de tijdelijke statutaire bepalingen in de statuten van de Vennootschap, met volgende tekst:	Proposed resolution: The shareholders’ meeting resolves to add a new section to the temporary provisions of the articles of association of the Company, as follows:

“Gebruik van het toegestaan kapitaal in specifieke situaties	“Use of authorized capital in specific circumstances

Aan de raad van bestuur werd de machtiging verleend om in overeenstemming met artikelen 603 tot 608 van het Wetboek van vennootschappen, in één of meerdere malen, het maatschappelijk kapitaal van de Vennootschap te verhogen in de hierna bepaalde mate. Deze machtiging geldt voor een periode van vijf jaar te rekenen vanaf de datum van bekendmaking van deze machtiging in de Bijlagen tot het Belgisch Staatsblad.	The board of directors has been granted the authority to increase the share capital of the Company, in accordance with articles 603 to 608 of the Companies Code, in one or several times, to the extent set forth hereafter. This authorization is valid for a period of five years from the date of publication of this authorization in the Annexes to the Belgian State Gazette.

Onverminderd strengere wettelijke bepalingen en onverminderd enige minder strenge machtigingen verleend door de buitengewone algemene vergadering van [datum van huidige vergadering] 2017, kan de raad van bestuur het maatschappelijk kapitaal van de Vennootschap in één of meerdere malen verhogen met een bedrag van maximaal [●] ([●] EUR), zijnde drieëndertig procent (33%) van het maatschappelijk kapitaal op het ogenblik van de oproeping tot de aandeelhoudersvergadering die deze machtiging heeft verleend, bij besluit van de raad van bestuur dat werd goedgekeurd door alle onafhankelijke bestuurders (in de zin van artikel 526ter van het Wetboek van vennootschappen) en met betrekking tot (i) de gehele of gedeeltelijke financiering van een transactie door middel van uitgifte van nieuwe aandelen van de Vennootschap, waarbij “transactie” wordt gedefinieerd als een overname (in aandelen of cash), een corporate partnership, of een inlicensing deal, (ii) de uitgifte van warrants in het kader van het remuneratiebeleid voor werknemers, bestuurders en zelfstandige consulenten van de Vennootschap en haar dochtervennootschappen, (iii) de financiering van de onderzoeks- en ontwikkelingsprogramma’s van de Vennootschap, of (iv) de versterking van de cash positie van de Vennootschap. Overeenkomstig artikel 607 van het Wetboek van vennootschappen, kan de raad van bestuur deze machtiging niet gebruiken nadat de Autoriteit voor Financiële Diensten en Markten (FSMA) de Vennootschap kennis heeft gegeven van een openbaar overnamebod op de aandelen van de Vennootschap. Het maximale bedrag waarmee het maatschappelijk kapitaal kan worden verhoogd, zoals vermeld in deze tijdelijke statutaire bepaling, dient te worden verminderd met het bedrag van enige kapitaalverhoging doorgevoerd in het kader van het toegestaan kapitaal zoals bedoeld in enige bovenvermelde tijdelijke statutaire bepaling.	Without prejudice to more restrictive rules set forth by law, but also without prejudice to any other less restrictive authorizations granted by the extraordinary shareholders’ meeting of [date of this meeting] 2017, the board of directors can increase the share capital of the Company in one or several times with an amount up to €[●], i.e. 33% of the share capital at the time of the convening of the shareholders’ meeting granting this authorization, upon a resolution of the board of directors that all independent directors (within the meaning of article 526ter of the Companies Code) approved and relating to (i) the entire or partial financing of a transaction through the issue of new shares of the Company, whereby “transaction” is defined as an acquisition (in shares and/or cash), a corporate partnership, or an in-licensing deal, (ii) the issue of warrants in connection with Company’s remuneration policy for its and its subsidiaries’ employees, directors and independent advisors, (iii) the financing of the Company’s research and development programs or (iv) the strengthening of the Company’s cash position. In accordance with article 607 of the Companies Code, the board of directors cannot use the aforementioned authorization after the Financial Services and Markets Authority (FSMA) has notified the Company of a public takeover bid for the Company’s shares. The maximum amount with which the share capital can be increased in the framework of the authorized capital as mentioned in this temporary provision of the articles of association, is to be reduced by the amount of any capital increase realized in the framework of the authorized capital as mentioned in the preceding temporary provision of the articles of association (if any).

De kapitaalverhogingen in het kader van het toegestaan kapitaal kunnen worden gerealiseerd door de uitgifte van	The capital increases within the framework of the authorized capital may be achieved by the issuance of shares (with or

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Buitengewone algemene vergadering van 25 april 2017 Extraordinary shareholders’ meeting of 25 April 2017

aandelen (met of zonder stemrecht en desgevallend in het kader van warrantplannen voor werknemers, bestuurders en zelfstandige consulenten van de Vennootschap en haar dochtervennootschappen), van converteerbare obligaties en/of warrants uitoefenbaar door inbreng in speciën of in natura, met of zonder uitgiftepremie, en ook door de omzetting van reserves, met inbegrip van uitgiftepremies. Bovenvermelde warrantplannen mogen voorzien dat, in uitzonderlijke gevallen (onder meer in geval van wijziging in de controle van de Vennootschap of overlijden), warrants kunnen worden uitgeoefend vóór de derde verjaardag van de toekenning ervan, zelfs indien de begunstigden van deze warrants personen zijn waarnaar wordt verwezen in artikel 520ter, 524bis of 525 van het Wetboek van vennootschappen.	without voting rights, and as the case may be in the context of a warrant plan for the Company’s or its subsidiaries’ personnel, directors and/or independent consultants), convertible bonds and/or warrants exercisable by contributions in cash or in kind, with or without issuance premium, and also by the conversion of reserves, including issuance premiums. Aforementioned warrant plans can provide that, in exceptional circumstances (among others in the event of a change in control of the Company or decease), warrants can be exercised before the third anniversary of their award, even if the beneficiary of such warrants is a person referred to in article 520ter, 524bis or 525 of the Belgian Companies Code.

De raad van bestuur kan bij de verhoging van het maatschappelijk kapitaal binnen de grenzen van het toegestaan kapitaal, in het belang van de Vennootschap, de voorkeurrechten van de aandeelhouders beperken of opheffen, zelfs indien deze beperking of opheffing gedaan is ten gunste van een of meerdere bepaalde personen andere dan de werknemers van de Vennootschap of haar dochtervennootschappen.	When increasing the share capital within the limits of the authorized capital, the board of directors may, in the Company’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the Company or its subsidiaries.

De raad van bestuur kan een uitgiftepremie vragen bij de uitgifte van nieuwe aandelen in het kader van het toegestaan kapitaal. Indien de raad van bestuur hiertoe beslist, dient deze uitgiftepremie op een onbeschikbare reserverekening te worden geboekt die slechts kan worden verminderd of overgeboekt door een besluit van de aandeelhoudersvergadering genomen op de wijze die vereist is voor de wijziging van statuten.	The board of directors can ask for an issuance premium when issuing new shares in the framework of the authorized capital. If the board of directors decides to do so, such issuance premium is to be booked on a non-available reserve account that can only be reduced or transferred by a decision of the shareholders’ meeting adopted in the manner required for amending the articles of association.

De raad van bestuur is gemachtigd om de statuten van de Vennootschap in overeenstemming te brengen met de kapitaalverhogingen waartoe binnen het kader van het toegestaan kapitaal werd beslist, of om een notaris hiertoe opdracht te geven.”	The board of directors is authorized to bring the Company’s articles of association in line with the capital increases which have been decided upon within the framework of the authorized capital, or to instruct a notary public to do so.”

Ondergetekende is er uitdrukkelijk mee akkoord dat:	The undersigned expressly agrees that:

(i) bij afwezigheid van steminstructies voor enig agendapunt of in het geval dat er, om welke reden dan ook, enige onduidelijkheid zou ontstaan betreffende de steminstructies, de volmachtdrager altijd “voor” het voorstel tot besluit zal stemmen voor deze punten waarvoor geen of een onduidelijke steminstructie is gegeven en dat dit een specifieke steminstructie geacht zal zijn in de zin van artikel 547bis §4 2° van het Wetboek van vennootschappen;	(i) in the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will always vote “in favor” of the proposal for such items for which no or an unclear voting instruction is given and that this will be deemed to be a specific voting instruction in the sense of article 547bis §4 2° of the Belgian Companies Code;

(ii) in geval de naam van de volmachtdrager niet is ingevuld, de volmacht geacht zal worden gegeven te zijn aan de General Counsel van Galapagos NV, die een werknemer is van Galapagos NV maar geen lid van haar raad van bestuur of haar directiecomité;	(ii) in the event the name of the proxy holder is not completed, the proxy will be deemed to be given to the General Counsel of Galapagos NV, who is an employee of Galapagos NV but not a member of its board of directors or of its executive committee.

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Buitengewone algemene vergadering van 25 april 2017 Extraordinary shareholders’ meeting of 25 April 2017

Onderhavige volmacht geldt tevens als aanmelding in de zin van artikel 536 van het Wetboek van vennootschappen.	The present proxy shall also serve as notification within the meaning of article 536 of the Belgian Companies Code.

Het ondertekende volmachtformulier dient uiterlijk op 19 april 2017 toe te komen op de zetel van Galapagos NV. Het dient te worden bezorgd per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).	The signed proxy form must be received at the latest on 19 April 2017 at the registered office of Galapagos NV. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Aandeelhouders die zich wensen te laten vertegenwoordigen moeten tevens aan de toelatingsvoorwaarden voldoen zoals beschreven in de oproeping tot de buitengewone algemene vergadering.	Shareholders who wish to be represented by proxy must also comply with the admission conditions as described in the convening notice to the extraordinary shareholders’ meeting.

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